Rogers Communications Inc. Announces C$250 Million Equity Issuance

Toronto, June 9, 2004 — Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) announced today that it has entered into an agreement with RBC Capital Markets for the issuance of 9,541,985 Class B Non-Voting shares (the “Shares”) at a price of C$26.20 per share for total gross proceeds of approximately C$250 million.

The equity issue is being underwritten on a “bought deal” basis and is being made by way of a prospectus supplement to the Company’s April 15, 2004 final shelf prospectus. The final shelf prospectus was included in a registration statement on Form F-10 that was filed with the United States Securities and Exchange Commission on April 15, 2004. It is expected that the prospectus supplement will be filed in all provinces of Canada on or before June 11, 2004. The prospectus supplement will also be filed with the United States Securities and Exchange Commission pursuant to General Instruction II.L. of Form F-10. Closing of the offering is expected on or about June 16, 2004.

The net proceeds of the offering will be used for general corporate purposes.

This news release is being issued pursuant to the requirements of the Canadian Securities Administrator’s National Instrument 44-102. This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Shares. The offering of the Shares may be made only by means of the final shelf prospectus and prospectus supplement, copies of which will be available from RBC Capital Markets, P.O. Box 50, 200 Bay Street, Toronto, ON M5J 2W7, telephone (416) 842-2000.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Information: This news release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. (the “Company”) cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive facts, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission and the United States Securities and Exchange Commission.

About Rogers Communications:
 Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada’s leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investors and Analysts):
 Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com Eric Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):
 Jan Innes, 416.935.3525, jinnes@rci.rogers.com

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